 Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Fourth Quarter and Fiscal Year 2020

KAILUA KONA, Hawaii (June 23, 2020) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the fourth quarter and fiscal year 2020, ended March 31, 2020.

Fiscal Year 2020

Cyanotech reported net sales of $31,899,000 for fiscal 2020 compared to $30,202,000 in fiscal 2019. Gross profit was $12,700,000, with gross profit margin of 39.8%, compared to gross profit of $10,466,000 and gross profit margin of 34.7%. Operating income was $1,053,000 compared to operating loss of ($2,997,000). Net income was $387,000 or $0.06 per diluted share, compared to net loss of ($3,596,000) or ($0.62) per diluted share.

Commenting on the fiscal year results (changes shown vs. fiscal 2019), Cyanotech’s Chief Executive Officer, Gerald R. Cysewski, Ph.D., said:

“We took several actions this past year to fortify our business and increase liquidity, including stabilizing production, postponing non-critical capital investments, and establishing cost controls to reduce spending in selling and general and administrative expenses going forward.”

“I am pleased with the results.  We demonstrated achievement on multiple levels from the prior year: sales, margin, farm productivity, especially from our astaxanthin ponds, and the execution of cost cutting programs.  Quarter over quarter net sales for fiscal 2020 have been consistent and have allowed us to improve cash management culminating in significant accounts payable reduction, balancing inventory levels and building cash reserves.”

“The COVID-19 pandemic has caused volatility in global markets.  Our Company has been declared an essential business in Hawaii, and we have remained open at full operations.    The Company is following all state and local mandates and is taking preventive measures to ensure the safety of our workforce. The extent of the impact of the pandemic on our financial performance, including the ability to execute our strategic initiatives will depend on future developments, including the duration and spread of the pandemic and related government restrictions, all of which are uncertain.”

Providing further detail about the fiscal results, Cyanotech’s Chief Financial Officer, Brian Orlopp, added,

“Net sales increased 5.6% to $31,899,000 in fiscal 2020 as compared with fiscal 2019, driven by a 68.0% increase in astaxanthin and spirulina bulk sales and an increase in contract extraction sales, partially offset by a 3.2% decrease in packaged sales from the prior year. The bulk sales increase was primarily the result of product availability from the prior year. Contract extraction revenue more than doubled from the prior year.”

“Over the past twelve months, we have made significant progress in changing our astaxanthin aquaculture practices to a more seasonal dependent operating cycle approach due to the natural tendency for improved pond yields during the warmer summer months.  While the seasonality of this processing change may affect quarterly cost of goods sold and gross margins, it does not specifically affect sales.”

“Our operating expenses decreased by $1.8 million, or 13.5%, compared to fiscal year 2019, primarily due to strategic cost cutting initiatives.  These included decreases in general and administrative costs of $0.4 million, or 7.6%, sales and marketing costs of $1.1 million, or 15.6%, and research and development costs of $0.3 million, or 34.1%.”

“Ending cash balance increased by $1.6 million and accounts payable were reduced by $2.8 million from prior year end.  In addition, all three of our loan and debt covenants with the bank were in compliance as of the end of the fiscal year.”

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

Fourth Quarter Fiscal 2020

Cyanotech reported net sales of $8,634,000 for the fourth quarter of fiscal year 2020 compared to $6,059,000 in the fourth quarter of fiscal 2019. Gross profit was $3,084,000, with gross profit margin of 35.7%, compared to gross profit of $2,229,000 and gross profit margin of 36.8% in the fourth quarter of fiscal 2019. Operating income was $228,000 compared to operating loss of ($1,321,000) in the fourth quarter of fiscal 2019. Net income was $121,000, or $0.01 per diluted share, compared to net loss of ($1,473,000), or ($0.25) per diluted share in the fourth quarter of fiscal 2019.

Please review the Company’s Form 10-K for the period ended March 31, 2020 for more detailed information.

— Cyanotech will host a Skype broadcast at 8:00 PM EDT on Wednesday, June 24, 2020 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. EDT on Wednesday, June 24, 2020. The Company will respond only to relevant questions relating to the Company’s fourth quarter and fiscal 2020 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for over 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration (“FDA”). Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the FDA. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-K for the fiscal year ended March 31, 2020, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED BALANCE SHEETS

March 31,

	2020	2019
	(in thousands, except share data)
ASSETS
Current assets:
Cash	$2,417	$840
Accounts receivable, net of allowance for doubtful accounts of $13 in 2020 and $27 in 2019	2,154	1,982
Inventories, net	9,653	11,274
Prepaid expenses and other current assets	504	496
Total current assets	14,728	14,592
Equipment and leasehold improvements, net	13,042	14,752
Operating lease right-of-use assets, net	3,834	—
Other assets	183	282
Total assets	$31,787	$29,626

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,137	$4,922
Accrued expenses	849	992
Customer deposits	327	626
Operating lease obligations, current portion	319	—
Short-term contract obligation	38	285
Line of credit	2,000	2,000
Current maturities of long-term debt	689	663
Total current liabilities	6,359	9,488

Long-term debt, less current maturities	6,009	5,172
Long-term operating lease obligations	3,519	—
Other long-term liabilities	54	57
Total liabilities	15,941	14,717

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,011,885 shares at March 31, 2020 and 5,879,710 shares at March 31, 2019	120	117
Additional paid-in capital	32,994	32,447
Accumulated deficit	(17,268)	(17,655)
Total stockholders’ equity	15,846	14,909
Total liabilities and stockholders’ equity	$31,787	$29,626

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31,

	2020	2019	2018
	(in thousands, except per share data)

Net sales	$31,899	$30,202	$34,115
Cost of sales	19,199	19,736	20,744
Gross profit	12,700	10,466	13,371
Operating expenses:
General and administrative	5,281	5,718	4,956
Sales and marketing	5,758	6,822	6,438
Research and development	608	923	563
Total operating expense	11,647	13,463	11,957
Income (loss) from operations	1,053	(2,997)	1,414
Other expense:
Interest expense, net	(657)	(582)	(499)
Total other expense, net	(657)	(582)	(499)
Income (loss) before income taxes	396	(3,579)	915
Income tax (expense) benefit	(9)	(17)	110
Net income (loss)	$387	$(3,596)	$1,025
Net income (loss) per share:
Basic	$0.06	$(0.62)	$0.18
Diluted	$0.06	$(0.62)	$0.18
Shares used in calculation of net income (loss) per share:
Basic	5,956	5,819	5,709
Diluted	5,961	5,819	5,781

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com